Exhibit 99.1

For Immediate Release
August 22, 2007

Med Discovery and DRAXIMAGE Establish Research Collaboration

Plan les Ouates, Geneva, Switzerland and MONTREAL, QUEBEC, CANADA August 22, 2007—Med Discovery and DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) announced today that they have established a research collaboration agreement to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers. This collaboration provides initially for the radiolabeling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect microtumors. The proteins will be produced at Med Discovery in Switzerland and radiolabeled by DRAXIMAGE in Canada.

“This agreement paves the way for a fruitful collaboration between our two companies”, said David Deperthes, CEO of Med Discovery. He continued “We are very happy to be working with DRAXIMAGE, one of the world leaders in the development and commercialization of radiopharmaceuticals. We believe that this collaboration will not only help advance our lead molecules to the clinic, but also generate exciting possibilities for future products based on a combination of our two companies’ expertise.”

“We look forward to working closely with Med Discovery to facilitate the clinical development of their promising product candidates,” said Dr. Jean De Serres, Vice President, Clinical Research and Regulatory Affairs at DRAXIMAGE. “This exciting program is an excellent example of how DRAXIMAGE is establishing strategic partnerships for the identification and development of innovative products and technologies.”

The data for these proteins from this collaboration will yield information that is essential for commencing clinical studies. This is a prerequisite for their development as potential treatments for cancers where there are currently few satisfactory therapeutic alternatives.

The advent of new agents that can home in on molecular targets, such as cancer cells, opens new doors for designing radiopharmaceuticals. Attaching radioactive isotopes to such agents may provide a way to more precisely deliver highly localized radiation therapy or allow researchers to better find and track metastatic tumors or more effectively monitor the progress of therapy.

About Med Discovery SA: Med Discovery combines biological drug discovery expertise with a strong in-house knowledge of the medical urology field to develop novel drugs for urological cancers and other related solid tumors. The company’s core technologies are in the areas of protein-based protease inhibitors and high affinity binding molecules. Med Discovery is a privately funded Swiss biotech company founded in 2002 as a spin-off of the Vaudois University Hospital Centre (CHUV) in Lausanne. For more information, please consult www.med-discovery.com

About DRAXIMAGE:

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements for DRAXIS Health Inc. (“the Company”)

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                                          the achievement of desired clinical trial results related to the Company’s pipeline products;

•                                          timely regulatory approval of the Company’s products;

•                                          the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                                          the Company’s ability to obtain and enforce effective patents;

•                                          the non-infringement of third party patents or proprietary rights by the Company and its products;

•                                          factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                                          reimbursement policies related to health care;

•                                          the establishment and maintenance of strategic collaborative and commercial relationships;

•                                          the Company’s dependence on a small number of key customers;

•                                          the disclosure of confidential information by our collaborators, employees or consultants;

•                                          the preservation of healthy working relationships with the Company’s union and employees;

•                                          the Company’s ability to grow the business;

•                                          the fluctuation of our financial results and exchange and interest rate fluctuations;

•                                          the adaptation to changing technologies;

•                                          the loss of key personnel;

•                                          the avoidance of product liability claims;

•                                          the loss incurred if current lawsuits against us succeed;

•                                          the volatility of the price of our common shares;

•                                          market acceptance of the Company’s products; and

•                                          the risks described in “Item 3. Key Information—Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this new release represent the Company’s expectations as at August 21, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Contact for DRAXIMAGE Jerry Ormiston Executive Director, Investor Relations DRAXIS Health Inc. Phone:1-877-441-1984	Contact for Med Discovery: Tom Gibbs Med Discovery SA Phone: +41 22 706 17 54 tom.gibbs@med-discovery.com